Hydro One Reports Robust Fourth Quarter Results

An Ontario focus, strong fundamentals, and a disciplined approach to operations has led to robust financial performance

TORONTO, February 12, 2020 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the fourth quarter ended December 31, 2019.
Fourth Quarter Highlights

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Fourth quarter earnings per share (EPS) was $0.35 and adjusted EPS was $0.35, compared to a loss per share of $1.18 and adjusted EPS of $0.30, respectively, for the same period in 2018. For the full year, EPS was $1.30 and adjusted EPS was $1.54. Adjusted EPS was 14.1% higher than adjusted EPS of $1.35 in 2018.

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A significant driver of the year-over-year increase in earnings was a net income reduction of $867 million in the fourth quarter of 2018 following an Ontario Energy Board (OEB) decision on the deferred tax asset.

•	Annual productivity savings of $202 million represent a 49.1% increase year-over-year. Total productivity savings since 2015 amount to over $450 million.

•	Strong project execution led to annual capital investments of $1.67 billion, which was an increase of 5.8% from last year and in line with the plans put forward to the OEB.

•	Continued improvement of customer satisfaction, with Residential and Small Business satisfaction scores increasing by 9.3% year over year.

•	Allowed regulated return-on-equity (ROE) set to 8.52% for the transmission business under the Custom Incentive Rate-setting mechanism.

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Credit rating agencies took positive rating action, with S&P Global Ratings revising its ratings outlook on Hydro One and Hydro One Inc. to stable from negative, and Moody’s Investors Service upgrading the rating on Hydro One Inc. to A3 (stable) from Baa1 (stable).

•	The OEB affirmed its decision with respect to the recovery of the revenue requirement associated with pension costs; the Company will discontinue its appeal before the Ontario Divisional Court.

•	Canadian Electricity Association (CEA) recognized Hydro One under the Sustainable Electricity Program for Hydro One’s commitment to continuous improvement for Indigenous procurement.

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Edison Electric Institute (EEI) awarded Hydro One for its efforts to help restore power in Manitoba following a severe storm that caused widespread outages. This is the 10th award Hydro One has received from the EEI for demonstrating its industry-leading expertise in storm restoration.

•	Hydro One was recognized for the 5th consecutive year as one of Canada’s Best Employers for 2020 by Forbes.

•	Leadership team bolstered with the appointment of David Lebeter as Chief Operating Officer and Darlene Bradley as Chief Safety Officer.

•	Quarterly dividend declared at $0.2415 per share, payable March 31, 2020.
"The fourth quarter capped an exciting year of operational excellence for Hydro One as we unveiled our new corporate strategy, increased our productivity and reinforced our leadership team,” said Mark Poweska, President and Chief Executive Officer of Hydro One. “Maintaining safe, reliable and customer focused operations are our key priorities as we charge into the next decade. We are excited about our contribution to Ontario’s economic prosperity and look forward to building strong partnerships.”

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Selected Consolidated Financial and Operating Highlights

Three months ended December 31,			Year ended December 31,
(amounts throughout in millions of Canadian dollars, except as otherwise noted)	2019	2018	2019	2018

Revenues	$1,715	$1,491	$6,480	$6,150
Purchased power	914	741	3,111	2,899
Revenues, net of purchased power[1]	801	750	3,369	3,251
Net income (loss) attributable to common shareholders	211	(705)	778	(89)
Costs related to acquisition of Avista, after tax	—	14	140	29
Deferred tax asset decision impact, after tax	—	867	—	867
Adjusted net income attributable to common shareholders[1]	211	176	918	807

Basic EPS	$0.35	($1.18)	$1.30	($0.15)
Diluted EPS	$0.35	($1.18)	$1.30	($0.15)
Basic Adjusted EPS[1]	$0.35	$0.30	$1.54	$1.35
Diluted Adjusted EPS[1]	$0.35	$0.29	$1.53	$1.35

Net cash from operating activities	551	399	1,614	1,575
Capital investments	562	467	1,667	1,575
Assets placed in-service	849	952	1,703	1,813

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,643	19,416	19,896	20,485
Distribution: Electricity distributed to Hydro One customers (GWh)	7,098	7,004	27,536	27,338
1 Non-GAAP Measures - Hydro One uses financial measures that do not have a standardized meaning under the United States generally accepted accounting principles (US GAAP) and may not be comparable to similar measures presented by other entities. Hydro One calculated the non-GAAP measures by adjusting certain US GAAP measures for specific items that impact comparability but which the Company does not consider part of normal, ongoing operations. Refer to the Non-GAAP Measures section of the Company’s Management's Discussion and Analysis (MD&A) for further discussion of these items.
Key Financial Highlights
2019 Fourth Quarter Highlights:
The Company reported net income attributable to common shareholders of $211 million during the quarter, compared to a loss of $705 million in the same period of 2018. This resulted in EPS of $0.35 compared to a loss per share of $1.18 in the prior year, while Adjusted EPS was $0.35 for the quarter compared to $0.30 in 2018.
Revenues, net of purchased power, for the fourth quarter were 6.8% higher than last year, primarily due to the 2018 impact of the OEB decision in respect of the sharing of the deferred tax asset and increased OEB-approved rates for 2019. This was partially offset by the deferred tax regulatory adjustment related to the use of accelerated tax depreciation (Accelerated CCA), resulting from the enactment of certain 2019 federal and Ontario budget measures in the second quarter of 2019, and recognition of a regulatory adjustment related to the Earnings Sharing Mechanism. Both the deferred tax asset sharing mandated by the OEB and Accelerated CCA will flow through to customers and are offset in lower taxes, with no impact on regulated ROE.
Net income was positively impacted by lower corporate support costs and higher insurance proceeds, as well as the timing of work performed with respect to stations and lines maintenance and vegetation management compared to the prior year. This was partially offset by higher information technology (IT) expenditures as a result of the implementation of new tools to support on-going operations.
Income tax expense for the fourth quarter of 2019 was lower than the prior year primarily due to the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset. Taxes were further reduced, relative to 2018, by the Accelerated CCA and deferred tax asset sharing.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems, address aging power system infrastructure, facilitate connectivity to new load customers and generation sources, and improve service to customers. The Company made capital investments of $562 million during the fourth quarter of 2019, and placed $849 million of new assets in-service.

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2019 Annual Highlights:
For the twelve months ended December 31, 2019, the Company reported net income of $778 million compared to a loss of $89 million in 2018, an increase of $867 million compared to the prior year. EPS for the period was $1.30 compared to a loss per share of $0.15 in 2018, while Adjusted EPS was $1.54 for the year. Year-to-date results were impacted by similar factors to those noted above.
Current year results were also positively impacted by higher distribution revenue primarily due to the OEB's decision on 2018 and 2019 distribution rates, partially offset by net costs associated with the Merger and lower energy demand driven by less favourable weather in 2019.
For the full year, the Company placed $1,703 million of assets into service in 2019, compared to $1,813 million in 2018.
Selected Operating Highlights
The Company achieved additional productivity savings of $202 million in 2019, compared to $136 million in 2018. This increase was attributable to initiatives surrounding strategic sourcing, planning and execution, repatriation of the customer call center, and more efficient use of capital.
Customer satisfaction scores in the Residential and Small Business categories increased due to Hydro One’s ability to deliver reliable electricity, restore power in a timely manner, and understand its customer needs.
The CEA announced Hydro One as a winner for Commitment to Continuous Improvement through Projects, Programs, and Initiatives for the Indigenous Procurement - Supporting Sustainable Development. This highlights our ongoing partnerships with and commitment to Indigenous peoples.
The EEI presented Hydro One with an Emergency Assistance Award for its response efforts following a severe snow storm that hit Manitoba in October, which caused significant damage to its grid and resulted in outages affecting hundreds of thousands of customers. Hydro One deployed 25 employees to join the restoration efforts. This is the 10th award Hydro One has received from the EEI for demonstrating its industry-leading expertise in storm restoration.
Executive management was enhanced with the appointment of David Lebeter as Chief Operating Officer, effective January 2, 2020. Mr. Lebeter was most recently at BC Hydro in Vancouver, British Columbia. In addition, Darlene Bradley was appointed as Chief Safety Officer. Ms. Bradley was previously the acting Chief Operating Officer at Hydro One.
Common Share Dividends
Following the conclusion of the fourth quarter, on February 11, 2020, the Company declared a quarterly cash dividend to common shareholders of $0.2415 per share to be paid on March 31, 2020 to shareholders of record on March 11, 2020.

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Supplemental Segment Information

Three months ended December 31,			Year ended December 31,
(millions of dollars)	2019	2018	2019	2018

Revenues
Transmission	407	342	1,652	1,686
Distribution	1,298	1,138	4,788	4,422
Other	10	11	40	42
Total revenues	1,715	1,491	6,480	6,150

Revenues, net of purchased power
Transmission	407	342	1,652	1,686
Distribution	384	397	1,677	1,523
Other	10	11	40	42
Total revenues, net of purchased power	801	750	3,369	3,251

Operation, maintenance and administration costs
Transmission	59	114	355	409
Distribution	162	167	610	602
Other	18	27	216	94
Total operation, maintenance and administration costs	239	308	1,181	1,105

Income (loss) before financing charges and taxes
Transmission	228	114	835	842
Distribution	117	129	658	526
Other	(9)	(18)	(183)	(59)
Total income before financing charges and taxes	336	225	1,310	1,309

Capital investments
Transmission	311	292	1,035	985
Distribution	249	168	624	577
Other	2	7	8	13
Total capital investments	562	467	1,667	1,575

Assets placed in-service
Transmission	573	698	1,082	1,164
Distribution	271	253	602	642
Other	5	1	19	7
Total assets placed in-service	849	952	1,703	1,813
Summary of Fourth Quarter Results of Operations
Net Income
Net income attributable to common shareholders for the quarter ended December 31, 2019 of $211 million compared to a loss of $705 million in the prior year, which is an increase of $916 million.
Revenues, Net of Purchased Power
The year-over-year increase of $65 million, or 19.0%, in transmission revenues was primarily due to the impact of the OEB decision in respect of the sharing of the deferred tax asset recognized in 2018 which more than offset the decrease in current year transmission revenues due to the deferred tax asset sharing mandated by the OEB. The positive impact of increased OEB-approved transmission rates for 2019 was partially offset by a deferred tax regulatory adjustment related to Accelerated CCA, which together with deferred tax asset sharing mandated by the OEB will flow through to customers and are offset in lower taxes, with no impact on regulated ROE.
Distribution revenues, net of purchased power, decreased $13 million, or 3.3%, year-over-year primarily due to the deferred tax asset sharing mandated by the OEB and deferred tax regulatory adjustment related to Accelerated CCA, both of which will flow through to customers and are offset in lower taxes, with no impact on regulated ROE. As a result of strong earnings within the distribution segment during the year, revenues were also impacted by the recognition of an earnings sharing accrual in the fourth quarter of 2019 which

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will return approximately $20 million to ratepayers in future periods. These decreases were partially offset by increased OEB-approved distribution rates for 2019.
OM&A Costs
Transmission OM&A costs decreased $55 million, or 48.2%, compared to the fourth quarter of 2018. Operational costs, including stations and lines maintenance programs as well as vegetation management, were lower as certain work was done earlier in 2019 as a result of favourable weather conditions. Higher insurance proceeds in the period as well as lower corporate support costs and project write-offs also contributed to the year-over-year change.
Distribution OM&A costs decreased $5 million, or 3.0%, year-over-year primarily due to lower corporate support costs and lower operating costs resulting from the repatriation of the Call Centre, which were partially offset by higher spend related to IT projects.
Financing Charges
Financing charges decreased $7 million, or 5.7%, compared to the fourth quarter of 2018 primarily due to lower Merger-related interest expense on the convertible debentures. This was partially offset by an increase in interest expense on long-term debt driven by higher weighted-average long-term debt balance outstanding in 2019.
Income Taxes
Income tax expense for the fourth quarter of 2019 decreased by $798 million compared to the fourth quarter of 2018. This resulted in a realized effective tax rate of 0.9% in the fourth quarter of 2019 compared to 784.3% in the prior year. The lower tax expense was primarily attributable to the prior year charge to deferred tax expense related to the impairment of Hydro One's deferred income tax regulatory asset. Taxes were further reduced by the Accelerated CCA and deferred tax asset sharing mandated by the OEB, both of which will flow through to customers and are offset in lower revenues, with no impact on regulated ROE.
Assets Placed In-Service
The decrease in transmission assets placed in-service during the fourth quarter of 2019, compared to the same period last year, was primarily due to assets placed in-service in the fourth quarter of 2018 for station sustainment investments (Horning, Centralia, London, and St. Isidore transmission stations, as well as the Bruce Special Protection System end-of-life equipment replacement project). This was partially offset by assets placed in-service for a major development project at Leamington transmission station in 2019, and higher volume of IT and work equipment purchases.
The increase in distribution assets placed in-service during the fourth quarter of 2019, compared to the same period last year, was primarily due to higher volume of IT and work equipment purchases, and higher volume of storm-related asset replacements.
Capital Investments
The increase in transmission capital investments during the fourth quarter of 2019, compared to the same period last year, was primarily due to higher volume of IT and work equipment purchases and transmission station refurbishments and replacements, as well as higher investments in multi-year development projects in the fourth quarter of 2019 (primarily East-West Tie Expansion). This was partially offset by the work related to the Lake Superior Link project and the completion of the Clarington transmission station in 2018.
The increase in distribution capital investments during the fourth quarter of 2019, compared to the same period last year, was primarily due to the transfer of pension costs from a regulatory account subsequent to the OEB’s decision on the motion to review and vary its decision as it relates to the recovery of pension costs. Higher investments in distribution system connections (Leamington and Enfield transmission stations) and modernization initiatives, as well as higher volume of IT and work equipment purchases and storm-related asset replacements also contributed to increased distribution capital investments in the fourth quarter of 2019.

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Consolidated Income Statements

Three months ended December 31,			Year ended December 31,
(millions of dollars, except per share amounts)	2019	2018	2019	2018

Revenues
Distribution	1,298	1,138	4,788	4,422
Transmission	407	342	1,652	1,686
Other	10	11	40	42
	1,715	1,491	6,480	6,150

Costs
Purchased power	914	741	3,111	2,899
Operation, maintenance and administration	239	308	1,181	1,105
Depreciation and amortization	226	217	878	837
	1,379	1,266	5,170	4,841

Income before financing charges and taxes	336	225	1,310	1,309
Financing charges	116	123	514	459

Income before taxes	220	102	796	850
Income tax expense (recovery)	2	800	(6)	915
Net income (loss)	218	(698)	802	(65)

Other comprehensive income (loss)	(1)	2	(2)	4
Comprehensive income (loss)	217	(696)	800	(61)

Net income (loss) attributable to:
Noncontrolling interest	2	2	6	6
Preferred shareholders	5	5	18	18
Common shareholders	211	(705)	778	(89)
	218	(698)	802	(65)

Comprehensive income (loss) attributable to:
Noncontrolling interest	2	2	6	6
Preferred shareholders	5	5	18	18
Common shareholders	210	(703)	776	(85)
	217	(696)	800	(61)

Basic EPS	$0.35	($1.18)	$1.30	($0.15)
Diluted EPS	$0.35	($1.18)	$1.30	($0.15)
Basic Adjusted EPS	$0.35	$0.30	$1.54	$1.35
Diluted Adjusted EPS	$0.35	$0.29	$1.53	$1.35

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Consolidated Balance Sheets

December 31 (millions of dollars)	2019	2018

Assets
Current assets:
Cash and cash equivalents	30	483
Accounts receivable	701	628
Due from related parties	415	255
Other current assets	122	125
	1,268	1,491

Property, plant and equipment	21,501	20,687
Other long-term assets:
Regulatory assets	2,676	1,721
Deferred income tax assets	748	1,018
Intangible assets	456	410
Goodwill	325	325
Other assets	87	5
	4,292	3,479
Total assets	27,061	25,657

Liabilities
Current liabilities
Short-term notes payable	1,143	1,252
Long-term debt payable within one year	653	731
Accounts payable and other current liabilities	989	956
Due to related parties	302	89
	3,087	3,028

Long-term liabilities
Long-term debt	10,822	9,978
Convertible debentures	—	489
Regulatory liabilities	167	326
Deferred income tax liabilities	61	58
Other long-term liabilities	3,055	2,135
	14,105	12,986
Total liabilities	17,192	16,014

Noncontrolling interest subject to redemption	20	21

Equity
Common shares	5,661	5,643
Preferred shares	418	418
Additional paid-in capital	49	56
Retained earnings	3,667	3,459
Accumulated other comprehensive loss	(5)	(3)
Hydro One shareholders' equity	9,790	9,573

Noncontrolling interest	59	49
Total equity	9,849	9,622
	27,061	25,657

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Consolidated Statements of Cash Flows

Three months ended December 31,			Year ended December 31,
(millions of dollars)	2019	2018	2019	2018

Operating activities
Net income (loss)	218	(698)	802	(65)
Environmental expenditures	(4)	(5)	(25)	(22)
Adjustments for non-cash items
Depreciation and amortization	201	198	777	747
Regulatory assets and liabilities	103	67	(48)	35
Deferred income taxes	1	795	(30)	890
Unrealized loss (gain) on foreign-exchange contract	—	—	22	(25)
Derecognition of deferred financing costs	—	—	24	—
Other	8	11	37	38
Changes in non-cash balances related to operations	24	31	55	(23)
Net cash from operating activities	551	399	1,614	1,575

Financing activities
Long-term debt issued	—	—	1,500	1,400
Long-term debt repaid	(501)	(752)	(730)	(753)
Short-term notes issued	1,105	1,255	4,217	4,242
Short-term notes repaid	(481)	(447)	(4,326)	(3,916)
Convertible debentures redeemed	—	—	(513)	—
Dividends paid	(149)	(142)	(588)	(560)
Distributions paid to noncontrolling interest	(2)	(2)	(9)	(8)
Contributions received from sale of noncontrolling interest	—	—	12	—
Common shares issued	3	—	6	—
Costs to obtain financing	—	—	(8)	(6)
Net cash from (used in) financing activities	(25)	(88)	(439)	399

Investing activities
Capital expenditures
Property, plant and equipment	(506)	(396)	(1,513)	(1,418)
Intangible assets	(46)	(59)	(115)	(120)
Capital contributions received	—	7	3	7
Other	(7)	7	(3)	15
Net cash used in investing activities	(559)	(441)	(1,628)	(1,516)

Net change in cash and cash equivalents	(33)	(130)	(453)	458
Cash and cash equivalents, beginning of period	63	613	483	25
Cash and cash equivalents, end of period	30	483	30	483
This press release should be read in conjunction with the Company’s 2019 Consolidated Financial Statements and MD&A. These statements and MD&A together with additional information about Hydro One, can be accessed at www.HydroOne.com/Investors and www.sedar.com.
Quarterly Investment Community Teleconference
The Company’s fourth quarter 2019 results teleconference with the investment community will be held on February 12, 2020 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should dial 1-866-221-1674 prior to the scheduled start time and request access to Hydro One’s fourth quarter 2019 results call, conference ID 6129408 (international callers may dial 1-270-215-9604). Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.

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Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion.
Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com; www.sedar.com or www.sec.gov)
For More Information
For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Forward-Looking Statements and Information
This press release may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to, statements related to: credit ratings; discontinuance of Hydro One’s appeal of the OEB’s decision with respect to recovery of revenue requirement associated with pension costs; Hydro One’s key priorities; building partnerships; anticipated impacts relating to the deferred tax asset; anticipated impacts of Accelerated CCA; anticipated impacts of earnings sharing accrual; reliability and performance; ongoing and planned investments, projects and initiatives; connections; customer service; partnerships with and commitment to Indigenous peoples; and dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

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For further information, please contact:
Investors:
Omar Javed
Vice President, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Jay Armitage
Director, Communications
media.relations@hydroone.com
416-345-6868

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